HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

December 4, 2015

VIA EDGAR

Nadya Roytblat

Assistant Chief Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of Exemptive Application for Main Street Capital Corporation
File No. 812-14576

Dear Ms. Roytblat:

On behalf of Main Street Capital Corporation and other applicants (collectively, the “Applicants”), we hereby request the withdrawal of the exemptive application (File No. 812-14576) (the “Application”) filed by the Applicants on November 6, 2015.  The Application requested an order declaring that the presumption of “control” under Section 2(a)(9) of the Investment Company Act of 1940, as amended, had been rebutted by evidence. Applicants have chosen not to seek this exemptive relief at this time.

If you have any questions, please call me at (202) 383-0805.  Thank you for your attention to this matter.

Sincerely,

/s/	Harry S. Pangas
Harry S. Pangas

cc:   Mr. Jason Beauvais, Main Street Capital Corporation